                                                                     EXHIBIT 8.2

RP(R) FINANCIAL, LC.
Financial Services Industry Consultants

                                            August 20, 2004

Board of Directors
Prudential Savings Bank
1834 West Oregon Avenue
Philadelphia, Pennsylvania  19145-4725

Re:   Plan of Reorganization Subscription Rights
      Prudential Savings Bank

Members of the Board:

      All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization adopted by the Board of Directors of Prudential Savings Bank ("Bank"). Pursuant to the Plan of Reorganization, the Bank will become a wholly-owned subsidiary of Prudential Bancorp, Inc. (the "Company"), a Pennsylvania corporation, and the Company will issue a majority of its common stock to Prudential Mutual Holding Company (the "MHC") a Pennsylvania-chartered mutual holding company, and sell a minority of its common stock to the public (the "Minority Stock Issuance"). It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

      (1)   the subscription rights will have no ascertainable market value;
            and,

      (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

      Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                            Sincerely,
                                            RP FINANCIAL, LC.
                                            RP(R) FINANCIAL, LC.

WASHINGTON HEADQUARTERS
Rosslyn Center                                  Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210             Fax No.: (703) 528-1788
Arlington, VA  22209                            Toll-Free No.: (866) 723-0594
www.rpfinancial.com                             E-Mail: mail@rpfinancial.com